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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

UNIVERSAL ACCESS, INC.

(Name of Issuer)
COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)
913363107

(CUSIP Number)
DECEMBER 31, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    / /      Rule 13d-1(b)

    / /      Rule 13d-1(c)

    /x/      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.      913363107                       13G                    Page 2 of 7

1	NAMES OF REPORTING PERSON. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).
	Robert J. Pommer, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
		(a)	/ /
		(b)	/x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States

		5	SOLE VOTING POWER
NUMBER OF
			4,197,045
SHARES

BENEFICIALLY		6	SHARED VOTING POWER
OWNED BY			1,199,545

EACH		7	SOLE DISPOSITIVE POWER
REPORTING			4,197,045

PERSON		8	SHARED DISPOSITIVE POWER
WITH			1,199,545

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	5,396,590

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
			/ /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	5.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	IN

CUSIP NO.      913363107                       13G                    Page 3 of 7

1	NAMES OF REPORTING PERSON. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).
	Pommer Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
		(a)	/ /
		(b)	/x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

		5	SOLE VOTING POWER
NUMBER OF
			0
SHARES

BENEFICIALLY		6	SHARED VOTING POWER
OWNED BY			1,000,000

EACH		7	SOLE DISPOSITIVE POWER
REPORTING			0

PERSON		8	SHARED DISPOSITIVE POWER
WITH			1,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,000,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
			/ /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	1.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	PN

Item 1(a)	Name of Issuer
Universal Access, Inc.
Item 1(b)	Address of Issuer's Principal Executive Offices
233 South Wacker Drive, Suite 600 Chicago, IL 60606
Item 2(a)	Name of Person Filing
Robert J. Pommer, Jr.
Pommer Family Limited Partnership ("PFLP")
Item 2(b)	Address of Principal Business Office or, if none, Residence
233 South Wacker Drive, Suite 600 Chicago, IL 60606
Item 2(c)	Citizenship
PFLP is a Delaware limited partnership and Robert J. Pommer, Jr. is a citizen of the United States.
Item 2(d)	Title of Class of Securities
Common stock, par value $.01 per share
Item 2(e)	CUSIP Number
913363107
Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable
Item 4.	Ownership.
(a) Amount beneficially owned:
(1) by Robert J. Pommer, Jr.: 5,396,590 shares of Common Stock*
(2) by PFLP: 1,000,000 shares of Common Stock
*Amount beneficially owned by Robert J. Pommer, Jr. includes 199,545 shares held by Mr. Pommer's wife, Elizabeth Pommer, as Trustee of the Elizabeth M. Pommer Declaration of Trust, dated December 31, 1999 and options to purchase 312,500 shares of Common Stock of Issuer exercisable within 60 days of December 31, 2000. As general partner of PFLP, Mr. Pommer has the power to vote or direct the vote and to dispose or direct the disposition of 1,000,000 shares of Common Stock held by PFLP.
(b) Percent of class:
(1) by Robert J. Pommer, Jr.: 5.9%
(2) by PFLP: 1.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(1) Robert J. Pommer, Jr.: 4,197,045 (2) PFLP: 0
(ii) Shared power to vote or to direct the vote
(1) Robert J. Pommer, Jr.: 5,396,590 (2) PFLP: 1,000,000

(iii) Sole power to dispose or to direct the disposition of
(1) Robert J. Pommer, Jr.: 4,197,045 (2) PFLP: 0
(iv) Shared power to dispose or to direct the disposition of
(1) Robert J. Pommer, Jr.: 5,396,590 (2) PFLP: 870,000
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable
Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to be a "group" for the purposes of Section 13(g) of the Act and the rules thereunder, although each expressly disclaims any assertion or presumption that it or any other person on whose behalf this statement is filed constitute a "group." The filing of this statement should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more of such persons. A copy of the Agreement Relating to Joint Filing of Schedule 13G is attached hereto.
Item 9.	Notice of Dissolution of a Group
Not applicable
Item 10.	Certification
Not applicable

SIGNATURE

    After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ ROBERT J. POMMER, JR. Robert J. Pommer, Jr.
Pommer Family Limited Partnership
	BY:	/s/ ROBERT J. POMMER, JR. NAME: Robert J. Pommer, Jr. TITLE: General Partner
DATED: FEBRUARY 14, 2001

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

    In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that a single Schedule 13G (or any amendment thereof) relating to the Common Stock of Universal Access, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G (or any amendment thereof), provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

    This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a "group" consisting of one or more of such persons pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules thereunder.

DATED: FEBRUARY 14, 2001
/s/ ROBERT J. POMMER, JR. Robert J. Pommer, Jr.
Pommer Family Limited Partnership.
	BY:	/s/ ROBERT J. POMMER, JR. NAME: Robert J. Pommer, Jr. TITLE: General Partner

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SIGNATURE
AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G